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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13E-3
§240.13e-100. Schedule 13E-3 [§240.13e-3], Rule 13e-3 Transaction Statement Pursuant to Section 13(e) of the Securities Exchange Act of 1934 and Rule 13e-3 [§240.13e-3] thereunder.
RULE 13e-3 TRANSACTION STATEMENT (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION (Name of the Issuer)
ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION, TRILOGY, INC., TRILOGY CAPITAL HOLDINGS CORPORATION, JOSEPH A. LIEMANDT (Name of Person(s) Filing Statement)
Series A Convertible Preferred Stock, par value $0.001 per share Common Stock, par value $0.001 per share (Title of Class of Securities)
0431R405 (CUSIP Number of Class of Securities)

Robert S. Matlin, Esq.
Kirkpatrick & Lockhart, Nicholson Graham, LLP
599 Lexington Avenue
New York, New York 10022
(212) 536-4066
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person(s) Filing Statement)

        This statement is filed in connection with (check the appropriate box):

☒
a. The filing of solicitation materials or an information statement subject to Regulation 14A (17 CFR 240.14a-1 to 240.14b-2], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [§240.13e-3(c)] under the Securities Exchange Act of 1934.

☐
b. The filing of a registration statement under the Securities Act of 1933.

☐
c.  A tender offer.

☐
d. None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:    ☒

        Check the following box if the filing is a final amendment reporting the results of the transaction:    ☐

Calculation of Filing Fee

Transaction Valuation*	Amount of filing fee**
$26,627,085.90	$2,849.10
*
Estimated for purposes of calculating the amount of filing fee only.

**
The amount of filing fee is calculated in accordance with Rule 240.0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission on November 23, 2005. Such fee equals 0.010700% of the transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid: $2,849.10

Form or Registration No.: Schedule 14A

Filing Party: Artemis International Solutions Corporation

Date Filed: April 13, 2006

INTRODUCTION

        This Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed by Artemis International Solutions Corporation, a Delaware corporation ("Artemis" or the "Company") and the Affiliated Stockholders (as defined herein), in connection with the Agreement and Plan of Merger (the "Merger Agreement"), dated as of March 10, 2006, by and among Artemis, Trilogy, Inc., a Delaware corporation ("Trilogy"), and RCN Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Trilogy ("RCN"). Trilogy, Trilogy Capital Holdings Corporation, a Delaware corporation and a wholly owned subsidiary of Trilogy ("Trilogy Capital"), and Joseph A. Liemandt are referred to herein as the "Affiliated Stockholders." Artemis and the Affiliated Stockholders are collectively referred to herein as the "Filing Persons."

        If the Merger Agreement is adopted and the Merger (as defined in the Preliminary Proxy Statement as referenced below) is approved by Artemis' stockholders, RCN will merge with and into Artemis, with Artemis continuing as the surviving corporation. In the Merger, each outstanding share of Common Stock (as defined herein), other than shares held by Trilogy Capital, held in Artemis' treasury or held by stockholders who have perfected their appraisal rights under Delaware law, will be converted into the right to receive $1.60 per share in cash, without interest, and each outstanding share of Preferred Stock (as defined herein), other than shares held by Trilogy Capital, held in Artemis' treasury or held by stockholders who have perfected their appraisal rights under Delaware law, will be converted into the right to receive $2.20 per share in cash, without interest. In the Merger, each of the outstanding options to purchase shares granted to Artemis employees and directors under Artemis' stock option plans will be cancelled. In exchange for such cancellation, option holders will receive with respect to each option a payment equal to the amount, if any, by which the per share Merger Consideration of $1.60 exceeds the exercise price applicable to such option multiplied by the number of shares subject to the option, without interest and less any applicable withholding taxes.

        The information contained in this Schedule 13E-3 and/or the related Preliminary Proxy Statement (as defined below) concerning Artemis was supplied by Artemis. The information contained in this Schedule 13E-3 and/or the related Preliminary Proxy Statement (as defined below) concerning RCN and/or the Affiliated Stockholders was supplied by RCN and/or the Affiliated Stockholders.

        Concurrently with the filing of this Schedule 13E-3, Artemis is filing a preliminary proxy statement (the "Preliminary Proxy Statement") under Section 14(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the definitive version of which the Artemis board of directors will be soliciting proxies from stockholders of Artemis in connection with the Merger. The information set forth in the Preliminary Proxy Statement, including all appendices thereto, is hereby incorporated herein by this reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the appendices thereto. As of the date hereof, the Preliminary Proxy Statement is subject to completion and amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Proxy Statement.

Item 1. Summary Term Sheet.

Regulation M-A
Item 1001

        The information set forth in the Preliminary Proxy Statement under the caption "Summary Term Sheet" is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A
Item 1002

(a)
The information set forth in the Preliminary Proxy Statement under the caption "Summary Term Sheet—The Parties to the Merger Agreement" is incorporated herein by reference. Artemis is the issuer of the classes of equity securities that are the subject of the Rule 13e-3 transaction.

(b)
The classes of equity securities that are the subject of the Rule 13e-3 transaction are Artemis' common stock, $0.001 par value (the "Common Stock"), and Artemis' Series A Convertible Preferred Stock, $00.1 par value (the "Preferred Stock"). The information set forth in the Preliminary Proxy Statement under the caption

  "The Special Meeting—Record Date and Shares Entitled to Vote; Procedures for Voting" is incorporated herein by reference.

(c)
The information set forth in the Preliminary Proxy Statement under the caption "Comparative Market Price and Dividend Information" is incorporated herein by reference.

(d)
The information set forth in the Preliminary Proxy Statement under the caption "Comparative Market Price and Dividend Information" is incorporated herein by reference.

(e)
Not applicable.

(f)
Not applicable.

Item 3. Identity and Background of Filing Persons.

Regulation M-A
Item 1003

(a)
The information set forth in the Preliminary Proxy Statement under the caption "Summary Term Sheet—The Parties to the Merger Agreement" is incorporated herein by reference.

(b)
The information set forth in the Preliminary Proxy Statement under the caption "Summary Term Sheet—The Parties to the Merger Agreement" is incorporated herein by reference.

(c)
(1)-(5) The information required by this item with respect to each of the filers is set forth below:

Executive Officers of Artemis

        Set forth below are the (i) name, (ii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, and the name, principal business, and address of any corporation or other organization in which the occupation, position, office or employment was carried on, of each executive officer. Mr. Ternier is a citizen of France and Mr. Stefanovich and Mr. Savoni are citizens of the United States. During the past five years, none of the executive officers has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

        MR. TERNIER was named President and Chief Executive Officer of the Company on January 23, 2004. He has held several senior management positions within the Company since 1985. From 1992 to January 2004, Mr. Ternier was a director for both Artemis International Sarl France and Artemis International GmbH. From 1989 to 1991, he served as the country manager for Artemis International Sarl France. From 1985 to 1988, he served as the Sales and Marketing Manager for Artemis International Sarl France. His business address is Artemis International France, 5 Place du Marivel, 92316 Sevres Cedex, France.

        MR. STEFANOVICH was appointed as Executive Vice President and Chief Financial Officer of the Company on September 27, 2002. Prior to joining Artemis, he held several senior positions including Chief Financial Officer for a publicly traded medical device company and Vice President for Administration at Science Applications International Corporation, a Fortune 500 company. Mr. Stefanovich was also a member of the Software Advisory Group and an audit manager with Price Waterhouse LLP (now PricewaterhouseCoopers) hi-tech practice in San Jose, CA. His business address is 4041 MacArthur Blvd., Suite 401, Newport Beach, California 92660, and his business telephone number is (949) 660-6500.

        MR. SAVONI was appointed as Vice President, General Counsel and Secretary of the Company on March 18, 2002. From 1994 to 2002, he served as Corporate Attorney, Senior Corporate Attorney and Assistant General Counsel for Canon Computer Systems, Inc., located at 2995 Redhill Avenue, Costa Mesa, CA 92626. His business address is 4041 MacArthur Blvd., Suite 401, Newport Beach, California 92660, and his business telephone number is (949) 660-6500.

Directors of Artemis

        Set forth below are the (i) name, (ii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each director of Artemis. During the past five years, none of the directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

        MR. ALGEVIK was elected a director of the Company on June 16, 2004. Mr. Algevik is the President of Algevik Management AB, a management-consulting firm and has served in that capacity since September 2000. Prior to founding Algevik Management AB, beginning in May 1997, he was the CEO of SYSteam AB, comprised of 900 consultants providing IT-based solutions to mid-sized companies. Since 1995, Mr. Algevik has also been a board member of the Swedish public company, Jeeves Information System AB. Mr. Algevik is a citizen of Sweden. His business address at Algevik Management AB is Starrängsringen 42, 115 50 Stockholm, Sweden. Jeeves Information Systems AB's address is Kungsgatan 37, Box 1042, SE-101 38 Stockholm, Sweden.

        MR. CAIRNS was elected a director of the Company on November 30, 2004. He has served as Chairman of Prism Technologies Ltd., a UK software infrastructure company since 2001. Mr. Cairns was also the CEO and a board member of Global Logistics Technologies Inc. ("G-Log"), a US headquartered supply-chain software company from April 2003 until the end of 2005 when he completed the sale of G-Log to Oracle Corporation. Mr. Cairns was appointed to the board of Gray Peaks Inc. (a US company operating in the software and telecoms sector) in July 2004 and chairs the Audit Committee. Mr. Cairns was Chief Executive of Martlet Venture Management Limited, a Canadian venture capital company, from 1996 through 2000. Mr. Cairns holds an MBA from Cranfield University and is a Fellow of the Chartered Institute of Management Accountants (UK). Mr. Cairns is a citizen of the United Kingdom. His business address is Prism Technologies Ltd., 5th Avenue Business Park, Team Valley Gateshead, Tyne & Wear, NE11 0NG, United Kingdom. G-Log's address was One Reservoir Corporate Centre, Shelton, CT 06484, and Gray Peaks' address was 1320 Tower Road, Schuamburg, IL 60173.

        MR. LIEMANDT was elected a director of the Company on June 16, 2004. Mr. Liemandt is the President, CEO, and Chairman of the Board of Directors of Trilogy, Inc. He founded Trilogy, a leading provider of industry-specific enterprise software, in 1989. Mr. Liemandt also holds other management and board positions in various privately held Trilogy-controlled entities. Mr. Liemandt is a citizen of the United States. His business address is Trilogy, Inc., 6011 West Courtyard Drive, Suite 300, Austin, TX 78730.

        MR. MURPHY was elected a director of the Company on March 17, 2003. Mr. Murphy is currently the CEO of InQuira, Inc., and has served in that capacity since January 2001. Prior to joining InQuira, Mr. Murphy served as an executive at Cambridge Technology Partners ("CTP"), where he was in charge of the Western Region. Mr. Murphy later oversaw the sales, marketing, alliances and partner programs of CTP. Mr. Murphy is a citizen of the United States. His business address is InQuira, Inc., 851 Traeger Avenue, Suite 125, San Bruno, CA 94066.

        MR. ODMAN was elected a director of the Company in July 2001. Since December 1999, he has been a member of the Board of Directors of Proha Plc., and is currently Chairman of the Proha Plc Board of Directors. Mr. Odman is also Chairman of the Board of Directors of Swedish public companies, Jeeves Information System AB and LightLab AB. In addition, Mr. Odman is Chairman of the Board of Directors of Safran AS (Norway), LightLab Asia Corp (Taiwan), Transaction Network Services AB (Sweden), Cobnet AB (Sweden), Kyssinge Golf AB (Sweden) and Golf de Pierpoint (Belgium). Mr. Odman is also a board member of Dovre AS (Norway) and Bright Europe AB (Sweden). Mr. Odman is a citizen of Sweden. His business address is Cobnet AB, Ekholmsagen 55, 133377, Saltsjobanen, Sweden.

        MR. PERE was elected a director of the Company in July 2001. He has been President and Chief Executive Officer of Proha Plc since 1984 and is also the founder of Proha Plc. Mr. Pere is also the deputy chairman of the Board of Directors of the Federation of Finnish Information Industries, and is either a board member or the chairman of several other information technology related companies. Mr. Pere was Chairman of the Board of Directors of Proha Plc from 1984 until 1999, where he has since remained a board member. Mr. Pere is a citizen of Finland. His business address is Proha, Plc, Maapallonkuja 1 A, 02210 Espoo, Finland.

Executive Officers and Directors of Trilogy and Trilogy Capital

        Set forth below are the (i) name, (ii) current principal occupation or employment, and the name, principal business and address of any corporation or other organization in which the employment or occupation is conducted, and (iii) material occupations, positions, offices or employment during the past five years, and the name and principal business of any corporation or other organization in which the occupation, position, office or employment was carried on, of each of the executive officers and directors of Trilogy and Trilogy Capital. Unless otherwise indicated, the business address for each such executive officer and director is c/o Trilogy, Inc., 6011 West Courtyard Dr., Suite 300, Austin, Texas 78730. All such executive officers and directors are United States citizens. During the past five years, none of such executive officers and directors has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree, or final order enjoining them from future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation of such laws.

        JOSEPH A. LIEMANDT founded Trilogy and has been a director of Trilogy since 1989. Mr. Liemandt has been Trilogy's President and Chief Executive Officer since its founding. Mr. Liemandt has been a director, Chief Executive Officer and President of Trilogy Capital since its formation in 2002.

        DIANE LIEMANDT-REIMANN has been a director of Trilogy since 1994. Ms. Liemandt-Reimann has been a private investor since 1994. Ms. Liemandt-Reimann's business address is 4151 Gulfshore Boulevard North, #1404, Naples, Florida 34103, and her business telephone number is (941) 261-8750.

        CHARLES I. FRUMBERG has been a director of Trilogy since 1992. Mr. Frumberg has been a managing member of Emancipation Capital LLC since 2002. Prior to joining Emancipation Capital, Mr. Frumberg was Co-Head of Equities at SG Cowen from 1998 to 2002. Mr. Frumberg's business address is Emancipation Capital LLC, 1120 Avenue of the Americas, Suite 1504, New York, NY 10036, and his business telephone is (212) 626-2640.

        ARTHUR J. MARKS has been a director of Trilogy since 1992. Mr. Marks founded Valhalla Partners in 2002, a venture capital partnership, and has been a general partner since that time. Prior to founding Valhalla Partners, Mr. Marks was a general partner at NEA, a venture capital partnership, from 1983 until 2001. Mr. Marks' business address is Valhalla Partners, 8000 Towers Crescent Drive, Suite 1050, Vienna, VA 22182, and his business telephone number is (703) 448-1400.

        DENNIS R. CASSELL has been a director of Trilogy since 1992 and a director of Trilogy Capital since 2002. Mr. Cassell has been a partner of the law firm Haynes and Boone, LLP for more than the past five years. Mr. Cassell's business address is Haynes and Boone, LLP, 901 Main Street, Suite 3100, Dallas, Texas 75202, and his business telephone is (214) 651-5000.

        SEAN FALLON is Trilogy's Vice President of Finance and in 2004 was named Chief Financial Officer. Since joining Trilogy in 1999, Mr. Fallon has also served as Trilogy's Treasurer, and since 2002, Mr. Fallon has served as Trilogy Capital's Treasurer and Chief Financial Officer. Mr. Fallon has also been a director of Trilogy Capital since 2004.

        LANCE A. JONES has been Trilogy's Vice President and General Counsel since 2000. In 2005, Mr. Jones was also named Trilogy's Secretary. Mr. Jones joined Trilogy in 1992.

(d)
Not applicable.

Item 4. Terms of the Transaction.

Regulation M-A
Item 1004

(a)(1)	Not applicable.
(a)(2)(i)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet," "Special Factors," "The Proposed Merger" and "The Merger Agreement" is incorporated herein by reference.
(a)(2)(ii)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet—Effects of the Merger" and "The Merger Agreement—Consideration To Be Received By Our Stockholders" is incorporated herein by reference.
(a)(2)(iii)
The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Purpose and Structure of the Merger," "Special Factors—Recommendation of Our Board Of Directors; Fairness of the Merger," "Special Factors—The Position of the Executive Officers as to the Fairness Of The Merger," "Special Factors—Purpose and Reasons of RCN and the Affiliated Stockholders for the Merger" and "Special Factors—RCN and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.
(a)(2)(iv)	The information set forth in the Preliminary Proxy Statement under the caption "The Special Meeting—Vote Required" is incorporated herein by reference.
(a)(2)(v)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet—Treatment of Stock Options" and "Special Factors—Interests of Our Directors and Executive Officers in the Proposed Merger" is incorporated herein by reference.
(a)(2)(vi)	Not applicable.
(a)(2)(vii)
The information set forth in the Preliminary Proxy Statement under the caption "Special Factors—Material United States Federal Income Tax Consequences of the Merger" is incorporated herein by reference.
(b)	Not applicable.
(c)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet—Treatment of Stock Options" and "Special Factors—Interests of Our Directors and Executive Officers in the Proposed Merger" is incorporated herein by reference.
(d)	The information set forth in the Preliminary Proxy Statement under the caption "The Proposed Merger—Appraisal Rights" is incorporated herein by reference.
(e)	None.
(f)	Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(a)(1)-(2)	The information set forth in the Preliminary Proxy Statement under the caption "Special Factors—Related Party Transactions" is incorporated herein by reference.
(b)-(c)
The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Background of the Merger" and "Special Factors—Interests of Our Directors and Executive Officers In The Proposed Merger" is incorporated herein by reference.
(d)(1)
The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger" and "Special Factors—Interest of Our Directors and Executive Officers in the Proposed Merger" is incorporated herein by reference.
(d)(2)	Not applicable.
(e)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet—Voting Agreements and Treatment of Warrants Held by Our Series A Preferred Stockholders," "Special Factors—Interests of Our Directors and Executive Officers in the Proposed Merger," "The Proposed Merger," "The Merger Agreement," and "Voting Securities and Principal Holders Thereof" is incorporated herein by reference. The information set forth in Exhibit (d) below is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(a)-(b)	The information set forth in the Preliminary Proxy Statement under the captions "Special Factors— Purpose and Structure of the Merger," "Special Factors—Effects of the Merger; Plans or Proposals For Artemis" and "The Proposed Merger—Structure of the Merger; Consideration to be Received By Our Stockholders" is incorporated herein by reference.
(c)(1)-(9)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet," "Special Factors—Purpose And Structure of the Merger," "Special Factors—Background of the Merger," "Special Factors— Interest of Our Directors and Executive Officers in the Proposed Merger," "Special Factors—Effects of the Merger; Plans or Proposals For Artemis," "The Special Meeting—Record Date and Shares Entitled to Vote; Procedures For Voting," "The Proposed Merger—Structure of the Merger; Consideration to Be Received by Our Stockholders" and "The Merger Agreement" is incorporated herein by reference.
(c)(10)	Not applicable.
(d)	Not applicable.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a)	The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Purpose and Structure of the Merger," "Special Factors—Effects of the Merger; Plans or Proposals For Artemis," "The Proposed Merger—Structure of the Merger; Consideration to be Received by Our Stockholders" and "Special Factors—Purpose and Reasons of RCN and the Affiliated Stockholders for the Merger" is incorporated herein by reference.
(b)
The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Background of the Merger" and "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger" is incorporated herein by reference.
(c)
The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Purpose and Structure of the Merger," "Special Factors—Background of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—The Position of the Executive Officers as to the Fairness of the Merger," "Special Factors—Purpose and Reasons of RCN and the Affiliated Stockholders for the Merger" and "Special Factors—RCN and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.
(d)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet," "Special Factors—Purpose and Structure of the Merger," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors— Interests of Our Directors and Executive Officers in the Proposed Merger," "Special Factors—Effects of the Merger; Plans or Proposals for Artemis," "Special Factors— Material United States Federal Income Tax Consequences of the Merger," "The Proposed Merger— Structure of the Merger; Consideration to be Received by Our Stockholders," "The Proposed Merger—Appraisal Rights," "Special Factors— Advantages and Disadvantages of the Merger" and "Special Factors—RCN and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Regulation M-A
Item 1014

(a)-(b)	The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Recommendation of Our Board Of Directors; Fairness of the Merger," "Special Factors—Opinion of Cowen & Co., LLC Regarding The Transaction," "Special Factors—The Position of the Executive Officers as to the Fairness of the Merger," "Recommendations of Our Board of Directors," "Special Factors—Purpose and Reasons of RCN and the Affiliated Stockholders for the Merger" and "Special Factors—RCN and Affiliated Stockholders' Position as to the Fairness of the Merger" is incorporated herein by reference.
(c)
The information set forth in the Preliminary Proxy Statement under the captions "The Special Meeting—Vote Required" and "The Merger Agreement—Conditions to the Merger" is incorporated herein by reference.
(d)
The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—The Position of the Executive Officers as to the Fairness of the Merger" and "Special Factors—RCN and Affiliated Stockholders' Position as to Fairness of the Merger" is incorporated herein by reference.
(e)
The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Background of the Merger" and "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger" is incorporated herein by reference.
(f)	The information set forth in the Preliminary Proxy Statement under the caption "Special Factors—Background of the Merger" is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

(a)-(c)	The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Opinion of Cowen & Co., LLC Regarding the Transaction" and "Special Factors—Fees And Expenses of the Merger" is incorporated herein by reference. The full text of the written opinion of Cowen & Co., LLC, dated March 10, 2006, is attached to the Preliminary Proxy Statement as Annex C and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A
Item 1007

(a)	The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Financing the Merger" and "The Merger Agreement—Financing Matters" is incorporated herein by reference.
(b)	None.
(c)	The information set forth in the Preliminary Proxy Statement under the caption "Special Factors—Fees And Expenses of the Merger" is incorporated herein by reference.
(d)	Not applicable.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A
Item 1008

(a)	The information set forth in the Preliminary Proxy Statement under the captions "Special Factors—Interests of Our Directors and Executive Officers in the Proposed Merger" and "Voting Securities and Principal Holders Thereof" is incorporated herein by reference.
(b)	The information set forth in the Preliminary Proxy Statement under the caption "Special Factors—Related Party Transactions" is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Regulation M-A
Item 1012

(a)	Not applicable.
(b)	Not applicable.
(c)	Not applicable.
(d)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet—Voting Agreements and Treatment of Warrants Held by Our Series A Preferred Stockholders," "Special Factors—Interests of Our Directors and Executive Officers in the Proposed Merger," "Special Meeting—Vote Required" and "Special Factors—Purpose and Reasons of RCN and the Affiliated Stockholders for the Merger" is incorporated herein by reference. See Annex B attached to the Preliminary Proxy Statement for additional information.
(e)
The information set forth in the Preliminary Proxy Statement under the captions "Summary Term Sheet—Voting Agreements and Treatment of Warrants Held by Our Series A Preferred Stockholders," "Special Factors—Recommendation of Our Board of Directors; Fairness of the Merger," "Special Factors—Interests of Our Directors and Executive Officers in the Proposed Merger," "Special Factors—The Position of the Executive Officers as to the Fairness of the Merger" and "Recommendations of Our Board of Directors" is incorporated herein by reference.

Item 13. Financial Statements.

Regulation M-A
Item 1010

(a)	The information set forth in the Preliminary Proxy Statement under the caption "Selected Financial Data/Summarized Financial Information" is incorporated herein by reference. The Artemis Annual Report on Form 10-K for the fiscal year ended December 31, 2005 (which includes the Company's audited consolidated financial statements for the years ended December 31, 2005 and 2004) is attached to the Preliminary Proxy Statement as Annex E and is incorporated herein by reference.
(b)	None.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a)-(b)	The information set forth in the Preliminary Proxy Statement under the caption "The Special Meeting—Proxy Solicitation" is incorporated herein by reference.

Item 15. Additional Information.

Regulation M-A Item 1011

(b)	The information set forth in the Preliminary Proxy Statement and appendices thereto is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a)(1)	Not applicable.
(a)(2)*
Preliminary Proxy Statement of Artemis International Solutions Corporation, filed with the SEC on Schedule 14A on April 12, 2006, and Preliminary form of Proxy Card, filed with the SEC together with the Preliminary Proxy Statement on Schedule 14A on April 13, 2006.
(a)(3)*	Press Release, dated March 13, 2006 (included as Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC on March 13, 2006).
(a)(4)-(5)	Not applicable.
(b)	Not applicable.
(c)(1)*	Fairness Opinion of Cowen & Co, LLC and the accompanying Fairness Opinion Presentation, both dated March 10, 2006 (included as Annex C to the Preliminary Proxy Statement referenced in (a)(2) above).
(c)(2)	Presentation by Cowen & Co. LLC to the board of directors of Artemis International Solutions Corporation dated March 10, 2006.
(d)*
Form of Stockholders Agreement, dated as of March 10, 2006, by and between RCN Acquisition, Inc. and certain stockholders of Artemis International Solutions Corporation (included as Annex B to the Preliminary Proxy Statement referenced in (a)(2) above).
(e)	Not applicable.
(f)*	Section 262 of the Delaware General Corporation Law (included as Annex D to the Preliminary Proxy Statement referenced in (a)(2) above).
(g)	Not applicable.

*
Incorporated by reference from the identified prior SEC filing of Artemis.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ARTEMIS INTERNATIONAL SOLUTIONS CORPORATION
By:	/s/ PATRICK TERNIER
Name:	Patrick Ternier
Title:	President and Chief Executive Officer
TRILOGY, INC.
By:	/s/ JOSEPH A. LIEMANDT
Name:	Joseph A. Liemandt
Title:	Chairman of the Board, Chief Executive Officer and President
TRILOGY CAPITAL HOLDINGS CORPORATION
By:	/s/ JOSEPH A. LIEMANDT
Name:	Joseph A. Liemandt
Title:	Chief Executive Officer and President

/s/ JOSEPH A. LIEMANDT JOSEPH A. LIEMANDT

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Calculation of Filing Fee
INTRODUCTION
SIGNATURE